NEWS RELEASE

Symbols:	JJJ.X - CSE
HHHEF - OTCQB

Company Update

VANCOUVER, BRITISH COLUMBIA, July 2, 2019. 37 Capital Inc. (the “Company” or “37 Capital”). The Company is pleased to announce that on June 20, 2019 the Company made a formal offer to its joint venture partner, Colt Resources Inc. (“Colt”), whereby the Company offered to increase, under certain terms and conditions, the Company’s current 33% interest in the Extra High Property to 80% interest in the Extra High Property. The Company is currently awaiting a response from Colt to the Company’s formal offer. The Extra High Property is located in the Province of British Columbia and consists of 5 contiguous tenures covering 650 hectares.

In respect to the Company’s News Release dated June 11, 2019, the Company’s proposed share consolidation and the changing of the Company’s name is expected to take place shortly.

Pursuant to the policies of the CSE, the Company has been deemed to be inactive, and as a result, the Company’s current trading symbol is “JJJ.X”.

For more information on the Company, please contact us at (604) 681-1519. In addition, please visit the Company’s website at www.37capitalinc.com or the CSE’s website at the following direct link http://thecse.com/en/listings/mining/37-capital-inc.

On Behalf of the Board,

37 Capital Inc.

/s/ Jake H. Kalpakian
Jake H. Kalpakian
President

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.

Statements in this news release which are not historical facts are “forward-looking statements” that involve risks and uncertainties. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties such as the risk that the Company’s formal offer dated June 20, 2019 to Colt Resources Inc. (“Colt”) may not be accepted by Colt.

37 Capital Inc.

Suite 400, 570 Granville Street.

Vancouver, BC V6C 3P1

Tel: (604) 681-1519 Fax: (604) 681-9428

www.37capitalinc.com email: info@37capitalinc.com